Exhibit 99.1

Titan Medical Selects Benchmark to Manufacture Enos Robotic Single Access Surgical System

TORONTO--(BUSINESS WIRE)--January 11, 2022--Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical technology company focused on the design and development of innovative surgical technologies for robotic single access surgery, announced today that it has signed a manufacturing and supply agreement with Benchmark Electronics, Inc. (NYSE: BHE) to produce Titan’s innovative Enos™ robotic single access surgical system workstations and patient carts. These Benchmark manufactured solutions will be integrated with Titan’s proprietary patented and patent-pending cameras and multi-articulating instruments planned to be manufactured by Titan at its Chapel Hill, North Carolina facility.

This announcement forms part of Titan’s product development and regulatory plan for the manufacturing of surgeon workstations and patient carts that will be used in human studies expected to begin in 2023. These studies are expected to support the company’s planned De Novo application to the FDA for marketing clearance. Benchmark was selected as a manufacturing partner for its deep experience and vertical integration in complex medical device engineering, manufacturing and assembly, and its capacity to scale production with demand. Benchmark will leverage its full suite of services for assembly and testing of Titan’s Enos system, from high quality manufacturing and supply chain services, assembly and test tooling development, and packaging and fulfillment to enable Titan’s planned commercialization of its Enos system.

“Titan is excited to partner with Benchmark, a company that has served the medical device industry for more than 40 years. Their comprehensive engineering, manufacturing and supply chain capabilities are uniquely suited to design and produce high-quality, complex electromechanical medical systems. Among engineering and manufacturing companies, Benchmark is also differentiated by its expertise in the design and manufacture of visualization systems. This potentially adds additional value to our relationship with core expertise in a technology that is strategic to our Enos system. Benchmark will build upon the extensive product development work that has preceded their engagement, and most recently performed by our expert engineering team in Chapel Hill,” said Paul Cataford, interim president and chief executive officer of Titan. “We are confident that Benchmark will deliver product quality that is reflective of our position as an innovation leader in robotic single access surgery.”

As one of the world’s leading providers of engineering, design, and manufacturing services, Benchmark produces medical products for some of the most respected brands which embody complex electromechanical systems and sensing technologies, including magnetic resonance imaging units, computed tomography systems, energy delivery devices for surgery, handhelds and connected medical devices.

“Benchmark shares Titan Medical’s passion for innovation and its drive to improve patient outcomes utilizing new innovative medical device technology,” said Jeff Benck, president and chief executive officer of Benchmark. “The Enos system showcases our dedication to becoming a trusted partner to innovative, market-leading companies by leveraging our competencies in electronics engineering, manufacturing, test, complex electromechanical assembly and facilitating complex systems integration.”

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical technology company headquartered in Toronto, Ontario and with R&D facilities in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technologies. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

About Benchmark

Benchmark provides comprehensive solutions across the entire product life cycle; leading through its innovative technology and engineering design services; leveraging its optimized global supply chain; and delivering world-class manufacturing services in the following industries: commercial aerospace, defense, advanced computing, next generation telecommunications, complex industrials, medical, and semiconductor capital equipment. Benchmark's global operations include facilities in seven countries and its common shares trade on the New York Stock Exchange under the symbol BHE.

Titan Medical Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s focus on the design and development of surgical technologies for robotic single access surgery; the integration of Benchmark’s manufacturing solutions with Titan’s cameras and multi-articulating instruments; the planned manufacturing by Titan of cameras and instruments, and the commercialization of the Enos system; the company’s plans for human studies and De Novo application with the FDA for marketing clearance; the potential of adding value to the Enos system through the relationship with Benchmark and Benchmark’s expertise in visualization systems; the company’s intention to initially pursue gynecologic surgical indications with the Enos system; and the license of certain of Titan’s robotic assisted surgical technologies and related intellectual property to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Information Form and Form 40-F for the fiscal year ended December 31, 2020, as well as the assumptions discussed under the section titled “Development Plan” of the company’s Management’s Discussion & Analysis (MD&A) for the fiscal period ended September 30, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Kristen Galfetti
Vice President, Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com